UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 4, 2024

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Cecilia Grierson 355, 26th Floor

1107 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Contacts in Buenos Aires, Argentina:
Investor Relations Leandro Perez Castaño, Finance and IR Manager. * leandro_perez@tgs.com.ar Carlos Almagro, Investor Relations Officer * carlos_almagro@tgs.com.ar	Media Relations Mario Yaniskowski * mario_yaniskowski@tgs.com.ar tgs announces results for the fourth quarter (“4Q”) and full year (“FY”) ended on December 31, 2023 (1)

Transportadora de Gas del Sur ("tgs", "the Company", “us”, “our”, or “we”) is the leader in Argentina in the transportation of natural gas, transporting approximately 60% of the gas consumed in the country, through more than 5,700 miles of gas pipelines, with a firm-contracted capacity of 83.4 MMm3/d. We are one of the main natural gas processors. In addition, our infrastructure investment in the Vaca Muerta formation places us as one of the main Midstreamers in Argentina.

Our shares are traded on NYSE (New York Stock Exchange) and BYMA (Bolsas y Mercados Argentinos S.A.).

Our controlling company is Compañía de Inversiones de Energía S.A. ("CIESA"), which owns 51% of the total share capital. CIESA’s shareholders are: (i) Pampa Energía S.A. with 50%, (ii) led by the Sielecki family, Grupo Investor Petroquímica S.L. (GIP), and PCT L.L.C. hold the remaining 50%.

For further information, see our website https://www.tgs.com.ar/inversores/servicio-para-inversores?lang=EN

Stock Information

BYMA Symbol: TGSU2

NYSE Symbol: TGS (1 ADS = 5 ordinary shares)

Shareholding structure as of December 31, 2023

tgs holds 794,495,283 issued shares and 752,761,058 outstanding shares.

Buenos Aires, Argentina, March 4, 2024

During the 4Q2023, total comprehensive loss amounted to Ps. 23,461 million, or a Ps. 31.17 loss per share (Ps. 155.84 per ADS), compared to a total comprehensive income of Ps. 16,697 million, or Ps. 22.17 per share (Ps. 110.83 per ADS) in the fourth quarter ended on December 31, 2022 (“4Q2022”).

Operating profit for 4Q2023 totaled Ps. 22,647 million, which was Ps. 7,968 million below 4Q2022. This variation was mainly due to lower revenues from the Production and Commercialization of Natural Gas Liquids (Liquids) and Natural Gas Transportation segments amounting to Ps. 26,124 million and Ps. 6,492 million, respectively.

These effects were partially offset by higher revenues from Midstream and Other Services segment (“Midstream”) amounting to Ps. 11,735 million and lower operating costs of Ps. 13,238 million.

Financial results recorded a negative variation of Ps. 63,673 million.

(1)The financial information presented in this press release is based on consolidated financial statements presented in constant Argentine pesos as of December 31, 2023 (Ps.) which is based on the application of the International Financial Reporting Standards (IFRS).

Transportadora de Gas del Sur S.A. 2

Edificio Madero Office – 355 Cecilia Grierson St. 26th floor

(C1107CPG), Autonomous City of Buenos Aires, Argentina.

https://www.tgs.com.ar/investors/Press-releases

4Q2023 EARNINGS RELEASE

Highlights during 4Q2023 and beyond

➢In December 2023 the Mercedes - Cardales natural gas pipeline began operations. Through this complementary work to the President Nestor Kirchner natural gas pipeline (“GPNK”), carried out by Energía Argentina S.A. (“ENARSA”), more flexibility is provided to transfer natural gas between the transportation systems operated by tgs and Transportadora de Gas del Norte S.A. in the Great Buenos Aires area. It should be noted that tgs was contracted by ENARSA for the operation and maintenance of this natural gas pipeline.

➢On December 14, 2023, ENARGAS’ Resolution No. 704/2023 called for a public hearing hold on January 8, 2024, in order to submit for consideration a transitory tariff increase. As of the date of this press release, the corresponding regulations authorizing a resulting transitory tariff increase have not been issued.

Analysis of the results

Total revenues amounted to Ps. 102,476 million in 4Q2023, a Ps. 20,882 million decrease compared to Ps. 123,358 million in 4Q2022.

The breakdown of cost of sales, administrative and selling expenses, excluding depreciation, for 4Q2023 and 4Q2022 is shown in the table below:

Cost of sales and administrative and selling expenses decreased by Ps. 13,238 million in 4Q2023 from 4Q2022. This variation was due to the lower cost of natural gas consumed for liquids production equivalent to Ps. 18,682 million (IAS 29 restatement effect and lower volume consumed, partially offset by the higher price). This effect was partially offset by higher labor costs of Ps. 2,307 million, by higher PPE repair and maintenance and third parties services expenses of Ps.1,586 million and an additional depreciation of Ps. 1,320 million.

Financial results are presented in gross terms considering the effect of change in the currency purchasing power ("(Loss) / gain on monetary position") in a single separate line. In 4Q2023, the financial results registered a negative variation of Ps. 63,673 million compared to

4Q2023 EARNINGS RELEASE

4Q2022. This variation mainly reflects a higher exchange rate loss amounting to Ps. 89,128 million (as a consequence of a greater exchange rate depreciation during 4Q2023) and the negative variation on monetary position results of Ps. 43,619 million. These effects were partially offset by higher positive result generated by financial assets totaling Ps. 72,507 million.

Natural Gas Transportation

Operating loss of the Natural Gas Transportation segment was Ps. 11,376 million in 4Q2023 compared to a loss of Ps. 112 million in 4Q2022.

Natural gas transportation revenues accounted for approximately 20% and 22% of total revenues in 4Q2023 and 4Q2022, respectively.

Revenues from this segment are derived mainly from firm natural gas transportation contracts, which represented approximately 78% and 80% of the total revenues for this segment in 4Q2023 and 4Q2022, respectively.

4Q2023 EARNINGS RELEASE

This tariff segment, subject to ENARGAS regulation, received its last increase on April 29, 2023 at 95%. Prior to that, tgs was allowed a 60% tariff increase that became effective as of March 1, 2022.

The increase in operating loss was mainly due to lower revenues that showed a decrease of Ps. 6,493 million as a result of the tariff adjustment given was not sufficient to offset the negative variation of the inflation restatement effect under IAS 29, and higher operating costs of Ps. 4,660 million.

Liquids Production and Commercialization

Liquids Production and Commercialization revenues accounted for approximately 54% and 66% of total revenues in 4Q2023 and 4Q2022, respectively. During 4Q2023, production decreased by 44,534 tons, reaching 286,818 tons.

The operating profit of this business segment for 4Q2023 totaled Ps. 20,789 million, Ps. 4,865 million below the Ps. 25,654 million recorded in 4Q2022. This decrease was mainly due to lower revenues amounting to Ps. 26,124 million, which were partially offset by the lower cost of natural gas consumed of Ps. 18,682 million.

In terms of the Liquids revenues, which amounted to Ps. 55,303 million in 4Q2023, or 32% below the Ps. 81,427 million in 4Q2022, we highlight the impact of the restatement in accordance with IAS 29 of Ps. 46,700 million, the decline in propane’s international reference prices of Ps. 4,691 million, lower volume sold of Ps. 12,052 million, and decrease in the price of ethane sold of Ps. 2,106 million. These effects were partially offset by the nominal variation of the exchange rate on U.S. dollar-denominated revenues amounting to Ps. 37,791 million, the increase in services rendered of Ps. 2,075 million and the higher price of butane sold under the Plan Hogar of Ps. 1,298 million.

Total volume dispatched decreased 19%, or 65,057 tons, compared to 4Q2022. This decline was mainly related to lower tons of propane and butane sold in foreign market and ethane dispatched (due to the customer's inability to take the product).

The breakdown of volumes dispatched by market and product and revenues by market is included below:

4Q2023 EARNINGS RELEASE

Operating Data Production and Commercialization of Liquids
350,000
300,000
250,000
200,000
150,000
100,000
50,000
-
tons
4Q2019
4Q2020
4Q2021
4Q2022
4Q2023
Ethane
Propane Local market
Butane Local Market
Propane Foreign Market
Butane Foreign market
Natural gasoline
Production

Midstream and Telecommunications

Midstream and Telecommunications business segments include mainly services provided by tgs in Vaca Muerta, representing approximately 26% and 12% of our total revenues for 4Q2023 and 4Q2022, respectively.

Operating profit rose by Ps. 8,160 million mainly as a result of the Ps. 11,735 million increase in revenues during 4Q2023, which was partially offset by higher operating costs of Ps. 3,528 million.

The increase in revenues was primarily explained by higher natural gas transportation and conditioning services at Vaca Muerta amounting to Ps. 11,595 million, the nominal effect of the exchange rate on U.S. dollar-denominated revenues of Ps. 4,802 million and increased in services related to the GPNK operation and maintenance and complementary works for Ps.

4Q2023 EARNINGS RELEASE

1,309 million. These effects were partially offset by the impact of the IAS 29 restatement of Ps. 6,777 million.

Operating Information - Vaca Muerta System

25
20
15
10
5
0
MMm3/d
4Q2020
4Q2021
4Q2022
4Q2023
Average daily Deliveries (transportation)
Average natural gas injection (conditioning)
Average firm contracted capacity (transportation)
Average firm conditioning capacity (conditioning)

Financial position analysis

Net debt

As of December 31, 2023, our net debt amounted to Ps. 34,993 million compares favorably to the net debt of Ps. 37,904 million as of December 31, 2022. Our total net financial debt is denominated in foreign currency for both periods.

During 4Q2023 the Company incurred in a new bank debt amounting to Ps. 17,366 million (US$ 39.3 million). In addition, loans amounting to Ps. 9,806 million (US$ 21.1 million) were cancelled.

The table below shows a reconciliation of our net debt:

The maturity profile of our financial debt is as follows (in millions of Argentine pesos as of December 31, 2023):

4Q2023 EARNINGS RELEASE

Liquidity and capital resources

The net variation in cash and cash equivalents for 4Q2023 and 4Q2022 is broken down as follows:

As of December 31, 2023 and 2022, the funds allocation was as follows:

4Q2023 EARNINGS RELEASE

The table below shows a reconciliation of the free cash flows for the 4Q2023 and 4Q2022 periods:

4Q2023 vs. 4Q2022

During 4Q2023, the cash flow provided by operating activities amounted to Ps. 52,336 million, while in 4Q2022 the cash flow provided by operating activities totaled Ps. 14,773 million. This was mainly due to higher exchange rate differences generated by trade and other receivables as well as a lower income tax payment (the balance of which was cancelled through the use of tax credits).

Cash flow used in investing activities amounted to Ps. 62,105 million in 4Q2023, compared to Ps. 28,958 in 4Q2022. This increase was mainly related to higher payments for the acquisition of non-cash investments and higher payments for the acquisition of PPE as part of the investment plan in Vaca Muerta.

Finally, cash flow used in financing activities increased by Ps. 7,344 million, compared to Ps. 571 million in 4Q2022. This was mainly due to the proceeds from new loans.

4Q2023 earnings videoconference

We invite you to participate in the videoconference to discuss this 4Q2023 announcement on Wednesday March 6, 2024 at 09:00 a.m. Eastern Time / 11:00 a.m. Buenos Aires time.

For those interested in participating in our earnings videoconference, there will be a live webcast that you can access at:

https://us02web.zoom.us/webinar/register/WN_KTd0RVdUS1ecVusGo7C6OA

4Q2023 EARNINGS RELEASE

Forward-Looking Statements

This press release contains forward-looking statements. These forward-looking statements include, but are not limited to, all statements other than statements of historical facts contained in this press release, including, without limitation, those regarding our future financial position and results of operations, our strategy, plans, objectives, goals and targets, future developments in the markets in which we operate or are seeking to operate or anticipated regulatory changes in the markets in which we operate or intend to operate. In some cases, you can identify forward-looking statements by terminology such as "anticipate," "believe," "continue," "could," "estimate," "expect," "guidance," "may,", "should" or "will" or the negative of such terms or other similar expressions or terminology.

By their nature, forward-looking statements involve risks and uncertainties because they relate to events and depend on circumstances that may or may not occur in the future. Forward-looking statements speak only as of the date of this press release and are not guarantees of future performance and are based on numerous assumptions. Our actual results of operations, financial condition and the development of events may differ materially from (and be more negative than) those made in, or suggested by, the forward-looking statements. Except as required by law, we do not undertake any obligation to update any forward-looking statements to reflect events or circumstances after the date hereof or to reflect anticipated or unanticipated events or circumstances.

Investors should read the section entitled " Item 3. Key Information—D. Risk Factors " and the description of our segments and business sectors in the section entitled "Item 4.B. Information on the Company—Business Overview", each in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission (“SEC”), for a more complete discussion of the risks and factors that could affect us.

Forward-looking statements include, but are not limited to, statements relating to: operating profits, new investments and projects, including their expected development, completion, commercial operations date, expected financial and operating performance (including enterprise value to EBITDA multiples), expected output capacity, anticipated synergies and market dynamics relating to such investments and projects; the Inflation Reduction Act in the U.S (“IRA”) and benefits thereunder; our anticipated limited exposure to current market risks, including our position with respect current market risks and the potential impact from foreign exchange rates and interest rates on CAFD; the impact from potential caps on market prices in the net value of our assets; taxes on energy companies in Spain; equity investments; estimates and targets; escalation factors in relation to inflation; net corporate leverage based on CAFD estimates; financial flexibility; the use of non-IFRS measures as a useful predicting tool for investors; and various other factors, including those factors discussed under “Item 3. Key Information—D. Risk Factors” and “Item 5.A—Operating Results”in our Annual Report on Form 20-F for the year ended December 31, 2022 filed with the SEC.

Non-IFRS Financial Measures

This press release also includes certain non-IFRS financial measures. Non-IFRS financial measures are not measurements of our performance or liquidity under IFRS as issued by IASB and should not be considered alternatives to operating profit or profit for the period or net cash provided by operating activities or any other performance measures derived in accordance with IFRS as issued by the IASB or any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

We present non-IFRS financial measures because we believe that they and other similar measures are widely used by certain investors, securities analysts and other interested parties as supplemental measures of performance and liquidity. The non-IFRS financial measures may not be comparable to other similarly titled measures employed by other companies and may have limitations as analytical tools. These measures may not be fit for isolated consideration or as a substitute for analysis of our operating results as reported under IFRS as issued by the IASB. Non-IFRS financial measures and ratios are not measurements of our performance or liquidity under IFRS as issued by the IASB. Thus, they should not be considered as alternatives to operating profit, profit for the period, any other performance measures derived in accordance with IFRS as issued by the IASB, any other generally accepted accounting principles or as alternatives to cash flow from operating, investing or financing activities.

Rounding: Certain figures included in this press release have been rounded for ease of presentation. Percentage figures included in this press release have not, in all cases, been calculated on the basis of such rounded figures but on the basis of such amounts prior to rounding. For this reason, percentage amounts in this press release may vary from those obtained by performing the same calculations using the figures in our Financial Statements. Certain numerical figures shown as totals in some tables may not be an arithmetic aggregation of the figures that preceded them due to rounding.

4Q2023 EARNINGS RELEASE

4Q2023 EARNINGS RELEASE

Business Segment information

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
FY2023					
Revenues	99,052	265,413	85,615	2,729	452,809
Depreciation	(40,555)	(4,503)	(15,570)	-	(60,628)
Operating (loss) / profit	(12,233)	85,764	42,986	(79)	116,437
FY2022					
Revenues	126,567	324,533	58,380	2,863	512,343
Depreciation	(44,797)	(4,075)	(12,079)	-	(60,951)
Operating profit	15,635	121,140	26,287	267	163,329

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos)				
4Q2023					
Revenues	20,306	55,303	26,151	716	102,476
Depreciation	(9,599)	(1,084)	(5,759)	-	(16,443)
Operating profit / (loss)	(11,376)	20,789	13,262	(29)	22,647
4Q2022					
Revenues	26,799	81,427	14,432	699	123,358
Depreciation	(10,899)	(1,176)	(3,049)	-	(15,123)
Operating (loss) / profit	(112)	25,654	5,071	3	30,615

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
FY2023					
Revenues	53,270	141,746	51,652	1,527	248,195
Depreciation	(2,546)	(365)	(1,379)	-	(4,290)
Operating profit / (loss)	9,247	46,910	33,956	(49)	90,064
FY2022					
Revenues	29,465	76,687	14,197	682	121,031
Depreciation	(1,657)	(197)	(630)	-	(2,484)
Operating profit	12,276	28,797	8,874	75	50,022

	Natural Gas Transportation	Liquids	Midstream	Telecommunications	Total
	(In million of Argentine Pesos without inflation adjustment - Non Audited)				
4Q2023					
Revenues	16,791	45,978	22,598	597	85,964
Depreciation	(718)	(58)	(619)	-	(1,395)
Operating profit	(2,131)	17,391	15,225	(25)	30,460
4Q2022					
Revenues	8,155	25,113	4,461	222	37,951
Depreciation	(473)	(74)	(164)	-	(711)
Operating profit	2,457	8,453	2,422	15	13,347

4Q2023 EARNINGS RELEASE

4Q2023 EARNINGS RELEASE

Consolidated Statement of Cash Flows for the fiscal years ended December 31, 2023 and 2022

(In million of Argentine Pesos)

	FY2023	FY2022
Cash flows provided by operating activities		
Total comprehensive income for the year	**23,518**	**100,640**
Reconciliation of net income to cash flows provided by operating activities:		
Depreciation of PPE	60,628	60,951
Derivative financial instruments results	-	397
Disposal of PPE	1,110	300
Increase in allowances and provisions	1,431	2,416
Share of gain from associates	30	(281)
Interest expense accrual	24,531	20,359
Results on other financial assets other than cash and cash equivalents	(199,708)	(65,945)
Income tax	20,108	53,130
Doubtful accounts	171	-
Foreign exchange loss	241,047	87,512
Acquisition of Notes result	-	3,208
Gain on monetary position	49,272	(28,362)
Changes in assets and liabilities:		
Trade receivables	(38,881)	(24,330)
Other receivables	(14,627)	(20,274)
Inventories	(5,836)	(2,068)
Trade payables	29,356	13,826
Payroll and social security taxes payable	3,389	3,606
Taxes payable	1,631	966
Allowances	(5)	(63)
Contract assets	4	-
Other payables	(215)	(101)
Interest paid	(15,787)	(17,829)
Income tax paid	(11,180)	(79,993)
Contract liabilities	19,584	2,557
Derivative financial instruments payments	-	(340)
Cash flows provided by operating activities	**189,571**	**110,282**
Cash flows used in investing activities		
Additions to property, plant and equipment	(135,083)	(78,810)
Financial assets not considered cash equivalents	(71,345)	(46,425)
Cash flows used in investing activities	**(206,428)**	**(125,235)**
Cash flows provided by financing activities		
Proceeds from loans	35,744	19,198
Leasing payments	(200)	-
Payment of loans	(10,891)	(268)
Cost of adquisition of notes	-	(7,637)
Cash flows provided by financing activities	**24,653**	**11,292**
Net variation in cash and cash equivalents	**7,796**	**(3,660)**
Cash and cash equivalents at the beginning of the year	9,308	26,865
Monetary result effect on cash and cash equivalents	(11,955)	(14,808)
Foreign exchange gain on cash and cash equivalents	1,451	911
Cash and cash equivalents at the end of the year	**6,599**	**9,308**

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
Name:	Alejandro M. Basso
Title:	Chief Financial Officer and Services Vice President

By:	/s/Hernán D. Flores Gómez
Name:	Hernán Diego Flores Gómez
Title:	Legal Affairs Vice President

Date: March 4, 2024.